UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2015

COMMISSION FILE NUMBER 0-20115

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐              Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

NEWS RELEASE

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

April 29, 2015

METHANEX ANNOUNCES A 10% DIVIDEND INCREASE AND A NEW 5% SHARE REPURCHASE PROGRAM

Methanex Corporation (the “Company”) (TSX:MX) (NASDAQ:MEOH) announced today that its Board of Directors has approved a 10 percent increase in its quarterly dividend to shareholders, from US$0.25 per share to US$0.275 per share. The increased dividend will apply to the dividend payable on June 30, 2015 to holders of common shares of record on June 16, 2015.

John Floren, President and CEO of Methanex commented, “This is the eleventh time that we have increased our dividend since its inception in 2002. The increase to our regular dividend reflects our continued confidence in the outlook for our business and the methanol industry.”

The Company is also pleased to announce today that its Board of Directors has approved a new normal course issuer bid to commence on May 6, 2015 and end no later than May 5, 2016. Under the new bid, the Company is able to purchase for cancellation over the facilities of the TSX and alternative trading systems in Canada up to 4,554,115 common shares, representing approximately 5% of the 91,082,312 shares issued and outstanding as at April 29, 2015. Under the normal course issuer bid initiated by the Company on May 6, 2014 and expiring on May 5, 2015, the Company has repurchased for cancellation 5,674,397 common shares at a weighted average price of US$56.74.

John Floren, President and CEO of Methanex commented, “Our announcement of a new share repurchase program, along with the increase in the dividend, reflects our balanced approach to the utilization of cash and builds on our long track record of returning excess cash to shareholders. With approximately $600 million of cash on hand at the end of the first quarter of 2015 and increased cash generation capability with the start-up of the Geismar 1 plant, we have the financial strength and flexibility to meet our commitments for our Geismar 2 project and continue to return excess cash to shareholders”.

Purchases under the new bid will be made from time to time at the then current market price of the Company’s common shares as traded on the TSX. Subject to certain exceptions for block purchases, daily repurchases under the program will not exceed 81,201 common shares, representing 25% of the Company’s average daily trading volume on the TSX for the six month period ended on March 31, 2015. The Company has entered into an automatic securities purchase plan with its broker in connection with purchases to be made under this program.

Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”.

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words “may,” “will,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements. More particularly and without limitation, the following are forward-looking statements:

•	Methanex’s ability to retain the financial strength and flexibility to meet its commitments for its Geismar 2 project; and

•	Methanex’s ability to continue to return excess cash to shareholders.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	the supply of, demand for, and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,

•	operating rates of our facilities,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	timing of completion and cost of our Geismar 2 project, and

•	global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries including fluctuations in the supply, demand for and price of methanol and its derivatives, including demand for methanol for energy uses,

•	the price of natural gas, coal, oil and oil derivatives,

•	our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future growth opportunities,

•	our ability to meet timeline and budget targets for our Geismar project, including cost pressure arising from labour costs,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers and financial institutions,

•	world-wide economic conditions, and

•	other risks described in our 2014 Annual Management’s Discussion and Analysis and the First Quarter 2015 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

Sandra Daycock

Director, Investor Relations

Methanex Corporation

604-661-2600 or Toll Free: 1 800 661 8851

www.methanex.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: April 29, 2015	By:	/s/ KEVIN PRICE
	Name:	Kevin Price
	Title:	Vice President, Legal Assistant General Counsel & Corporate Secretary